Exhibit 99.1

For Immediate Release

COLLABRIUM JAPAN ACQUISITION CORPORATION

ANNOUNCES TERMINATION AND REDEMPTION OF PUBLIC SHARES

London, England, February 13, 2015 – Collabrium Japan Acquisition Corporation (the “Company” or “Collabrium”) (OTC Pink: JACQF, JACWF, JACNF) announced today that it will redeem all of the outstanding ordinary shares that were issued in its initial public offering (the “Public Shares”), effective as of the close of business on February 24, 2015, because it will not be able to consummate an initial business combination within the time period required by its memorandum and articles of association, as amended and restated (the “Charter”).

Pursuant to the Charter, the Company has until February 24, 2015 to consummate an initial business combination. The Company’s failure to consummate a business combination by such date will trigger the automatic redemption of the Public Shares. The Charter requires that the Company redeem the Public Shares, no more than ten business days after such date, for a per-share redemption price, payable in cash, equal to the aggregate amount on deposit in the Company’s trust account divided by the number of outstanding Public Shares. The per-share redemption price will be $10.52619. The Charter further requires that, as promptly as practicable, the Company cease all operations except for the purpose of completing such redemption and any winding up of the Company’s affairs.

The Public Shares will cease trading as of the open of business on February 20, 2015, in order to allow time for the settlement of trades. As of the close of business on February 24, 2015, the Public Shares will be deemed cancelled and will represent only the right to receive the redemption amount. The redemption amount will be payable to the holders of record of the Public Shares (including the Public Shares included in the Company’s units) upon presentation of their stock or unit certificates or other delivery of their shares or units. Beneficial owners of Public Shares held in “street name,” however, will not need to take any action in order to receive the redemption amount.

There will be no redemption rights with respect to the Company’s warrants, which will expire worthless. The Company’s initial shareholders have waived their redemption rights with respect to the outstanding ordinary shares issued prior to the Company’s initial public offering.

In connection with the previously disclosed delisting of the Company’s securities from The Nasdaq Stock Market (“Nasdaq”), the Company expects that Nasdaq will file a Form 25 with the Securities and Exchange Commission to terminate the Company’s registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon effectiveness of the delisting, the Company expects to file a Form 15 with the Securities and Exchange Commission for the purpose of completing the suspension of its reporting obligations under the Exchange Act.

About Collabrium

Collabrium Japan Acquisition Corporation is a blank check company that had been organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in this release, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to the Company are intended to identify these forward-looking statements. All statements by the Company regarding the possible or assumed future results of its business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Collabrium as of the date hereof and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Collabrium’s views as of any subsequent date. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as may be required pursuant to applicable securities laws, Collabrium undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

# # # #

Contact:

Koji Fusa

Collabrium Japan Acquisition Corporation

44-20-7222-9637